希慎興業有限公司
Hysan Development Company Limited



RECEIVED
2006 MAY 10 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L119-06cin
Your Ref :

24 April 2006

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2


06013286

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the Announcement in relation to Change of alternate Director, that was published in the Hong Kong newspapers on 24 April 2006 for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED



Terese Wong
Head of Legal & Secretarial Services

Enc.

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL



Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Change of alternate Director

The Board of Directors of HYSAN DEVELOPMENT COMPANY LIMITED ("the Company") is pleased to announce the appointment of Mr. Timothy John Smith as an alternate Director to Mr. Per Jorgensen (Independent non-executive Director) in place of Mr. Charles Gary Wellins effective 12 April 2006.

Mr. Timothy John Smith, aged 42, is currently Chief Commercial Officer, Greater China Area of Maersk Line, responsible for Sales and Maersk Logistics functions in the Greater China Area. He is also Managing Director of Maersk Hong Kong Limited and a member of the Maersk Line Global Management Team. Mr. Smith received his BA in Geography from the University of Oxford. He has over 20 years of experience in the transportation and logistics industry.

Save for the above, Mr. Smith has not held any position with the Company or any of its subsidiaries and he did not hold any directorship in listed public companies in the last three years. Mr. Smith has no other relationships with any Directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between Mr. Smith and the Company and no terms have been fixed or proposed for his length of service with the Company. Mr. Smith will not receive any remuneration as alternate Director. Save for the above, there is no other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

The Board is not aware of any matter relating to the change of alternate Director that needs to be brought to the attention of shareholders of the Company.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 21 April 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.